Exhibit 99.3

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) NO. 596/2014 AS IT FORMS PART OF LAW IN THE UNITED KINGDOM BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018. IN ADDITION, MARKET SOUNDINGS WERE TAKEN IN RESPECT OF THE MATTERS CONTAINED IN THIS ANNOUNCEMENT, WITH THE RESULT THAT CERTAIN PERSONS BECAME AWARE OF SUCH INSIDE INFORMATION. UPON PUBLICATION OF THIS ANNOUNCEMENT THIS INFORMATION IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN AND SUCH PERSONS SHALL THEREFORE CEASE TO BE IN POSSESSION OF INSIDE INFORMATION.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION. NEITHER THIS ANNOUNCEMENT, NOR ANYTHING CONTAINED HEREIN, SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

Silence Therapeutics plc Announces $45 Million Private Placement

LONDON, Silence Therapeutics plc, AIM:SLN and NASDAQ:SLN ("Silence" or the “Company"), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announced an oversubscribed private placement of 2,022,218 of the Company’s American Depositary Shares (“ADSs”), each representing three ordinary shares of 5 pence each in the capital of the Company (“Ordinary Shares”), at a price of US $22.50 per ADS, with new and existing institutional and accredited investors (the “Private Placement”). Silence anticipates that the aggregate gross proceeds of the Private Placement will be approximately US $45 million (approximately £33 million1) before deducting placement agent fees and other expenses. The offering is expected to close on 9 February 2021, subject to standard conditions.

The financing syndicate includes Adage Capital Management LP, BVF Partners L.P., Consonance Capital, Great Point Partners, LLC, and other investors.

William Blair & Company, L.L.C. is acting as the exclusive placement agent to the Company in connection with the Private Placement.

Silence intends to use the net proceeds from the Private Placement primarily to support development of the Company’s pipeline based on its messenger RNAi GOLD™ (GalNAc Oligonucleotide Discovery) Platform, and for general corporate purposes.

“This financing marks an important step in our journey to increase awareness of Silence and position our company as a global RNAi leader,” said Mark Rothera, President and Chief Executive Office at Silence. “We expect to build on this momentum throughout 2021, starting with the first clinical data from our mRNAi GOLD™ Platform due out the first half of this year, followed by patient data from our two wholly owned programs – SLN360 for cardiovascular disease due to high lipoprotein(a) and SLN124 for patients with iron loading anemias. Silence is a company that is poised for growth and I look forward to a very exciting 2021 and beyond.”

“Our goal at the outset of this process was to increase appreciation for Silence and build our global shareholder base,” said Craig Tooman, Chief Financial Officer at Silence. “We believe we achieved those objectives while strengthening our balance sheet to support the continued acceleration and growth of our mRNAi GOLD™ Platform.”

The offer and sale of the foregoing securities are being made in a transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended

(the “Securities Act”), or applicable state securities laws, and will be sold in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D thereunder. The Ordinary Shares and ADSs may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereof. Silence has agreed to file a registration statement with the Securities and Exchange Commission (“SEC”) registering the resale of the ADSs sold in the Private Placement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer or sale would be unlawful prior to the registration or qualification under the securities laws of such state.

New Ordinary Shares, Admission and Total Voting Rights

The 6,066,654 new Ordinary Shares (the “New Ordinary Shares”) to be issued pursuant to the Private Placement, which will be represented by ADSs, will represent approximately 6.8 percent of the Company’s issued share capital following closing of the Private Placement.  The issue of the New Ordinary Shares is within the Company’s existing shareholder authorities.

Application has been made to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on AIM (“Admission”).  It is expected that Admission will take place at 8.00 a.m. (London time) on 10 February 2021.  Closing of the Private Placement is not conditional on Admission having taken place.

The total number of Ordinary Shares in issue following closing of the Private Placement will be 89,381,913. The Company holds no shares in Treasury. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

1 Based on an exchange rate of 1 US$ = 0.7312 GBP, as of 4 February 2021.

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body's natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence's proprietary messenger RNAi GOLD™ (GalNAc Oligonucleotide Discovery) Platform can be used to create siRNAs that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence's wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address iron loading anemias. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Takeda, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the anticipated closing of the Private Placement. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions.  Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

The person who arranged for the release of this announcement on behalf of the Company was Craig Tooman, Chief Financial Officer of the Company.

For further information, please contact:

Silence Therapeutics plc
Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208

Investec Bank plc (Nominated Advisor and Broker)
Daniel Adams / Gary Clarence	Tel: +44 (0) 20 7597 5970

European IR
Consilium Strategic Communications	Tel: +44 (0) 20 3709 5700
Mary-Jane Elliot / Angela Gray / Chris Welsh
silencetherapeutics@consilium-comms.com

Important Notice

This announcement is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful.  No action has been taken that would permit an offering of the securities or possession or distribution of this announcement in any jurisdiction where action for that purpose is required.  Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

The ADSs may not be offered to the public in any jurisdiction in circumstances which would require the preparation or registration of any prospectus or offering document relating to the ADSs in such jurisdiction.  No action has been taken by Silence Therapeutics plc or any of its respective affiliates that would permit an offering of the ADSs or possession or distribution of this announcement or any other offering or publicity material relating to such securities in any jurisdiction where action for that purpose is required.

No prospectus, admission document or offering document has been or will be prepared in connection with the Private Placement. Any investment decision to buy securities in the Private Placement must be made solely on the basis of publicly available information. Such information is not the responsibility of and has not been independently verified by the Company, William Blair, Investec Bank plc (“Investec”) or any of their respective affiliates.

No reliance may be placed, for any purposes whatsoever, on the information contained in this announcement or on its completeness and this announcement should not be considered a recommendation by the Company, William Blair, Investec or any of their respective affiliates in relation to any purchase of or subscription for securities of the Company. No representation or warranty, express or implied, is given by or on behalf of the Company, William Blair, Investec or any of their respective directors, partners, officers, employees, advisers or any other persons as to the accuracy, fairness or sufficiency of the information or opinions contained in this announcement and none of the information contained in this announcement has been independently verified.  Save in the case of fraud, no liability is accepted for any errors, omissions or inaccuracies in such information or opinions.

Members of the public are not eligible to take part in the Private Placement. This announcement is for information purposes only and is directed at and may only be communicated to (a) in the European Economic Area ("EEA"), persons who are "qualified investors" within the meaning of Article 2(e) of Prospectus Regulation (Regulation (EU) 2017/1129); and (b) in the United Kingdom, at "qualified investors" within the meaning of Article 2(e) of the UK version of Prospectus Regulation (Regulation (EU) 2017/1129) which forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 who are also (i) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons").

Any investment or investment activity in the EEA and UK to which this announcement relates is only available to, and will be engaged in only with, Relevant Persons. Persons distributing this announcement must satisfy themselves that is lawful to do so.

This announcement does not purport to identify or suggest the risks (direct or indirect) which may be associated with an investment in the Company or its securities.

William Blair is acting only for the Company in connection with the Private Placement and will not be responsible to anyone other than the Company for providing the protections offered to the clients of William Blair, nor for providing advice in relation to the Private Placement or any matters referred to in this announcement and any liability therefore is expressly disclaimed. Any other person in receipt of this announcement should seek their own independent legal, investment and tax advice as they see fit.

Investec, which is authorised by the Prudential Regulation Authority (the "PRA") and regulated in the United Kingdom by the Financial Conduct Authority and the PRA, is acting solely for the Company and no-one else in connection with the Private Placement and will not regard any other person (whether or not a recipient of this announcement) as a client in relation to the Private Placement. Investec is not responsible to anyone other than the Company for providing the protections afforded to clients of Investec or for providing advice in connection with the contents of this announcement or the Private Placement.

Neither the content of the Company's website nor any website accessible by hyperlinks on the Company's website is incorporated in, or forms part of, this announcement.

Information to Distributors

Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended ("MiFID II"); (b) Articles

9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the "MiFID II Product Governance Requirements"), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any "manufacturer" (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the ADSs have been subject to a product approval process, which has determined that the ADSs are: (i) compatible with an end target market of (a) retail investors, (b) investors who meet the criteria of professional clients and (c) eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the "Target Market Assessment"). Notwithstanding the Target Market Assessment, distributors should note that: the price of the ADSs may decline and investors could lose all or part of their investment; the ADSs offer no guaranteed income and no capital protection; and an investment in the ADSs is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Private Placement.  Furthermore, it is noted that, notwithstanding the Target Market Assessment, William Blair will only procure investors who meet the criteria of professional clients and eligible counterparties.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the ADSs.

Each distributor is responsible for undertaking its own target market assessment in respect of the ADSs and determining appropriate distribution channels.